CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of May 2007
BANCOLOMBIA S.A.
(Translation of Registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☑	Form 40-F	☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

This Report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 001-32535).

CONSOLIDATED FINANCIAL RESULTS
FOR THE QUARTER ENDED MARCH 31, 2007
May 7, 2007. Medellín, Colombia — Today, BANCOLOMBIA S.A. (“BANCOLOMBIA” or the “Bank”) (NYSE: CIB) announced its financial results for the first quarter of fiscal year 2007, ended March 31, 2007.1

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(Ps millions)	1Q 06	4Q 06	1Q 07	1Q 07/ 4Q 06	1Q 07/ 4Q 06

ASSETS
Loans and financial leases, net	18,365,410	23,811,391	24,869,858	4.45%	35.42%
Investment securities, net	8,315,148	5,677,761	5,248,891	-7.55%	-36.88%
Other assets	4,284,405	4,999,544	6,344,005	26.89%	48.07%

Total assets	30,964,963	34,488,696	36,462,754	5.72%	17.75%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	18,343,438	23,216,467	24,237,791	4.40%	32.13%
Non-interest bearing	3,229,036	4,580,649	3,956,609	-13.62%	22.53%
Interest bearing	15,114,402	18,635,818	20,281,182	8.83%	34.18%
Other liabilities	9,422,199	7,625,617	8,803,978	15.45%	-6.56%
Total liabilities	27,765,637	30,842,084	33,041,769	7.13%	19.00%
Shareholders’ equity	3,199,326	3,646,612	3,420,985	-6.19%	6.93%

Total liabilities and shareholders’ equity	30,964,963	34,488,696	36,462,754	5.72%	17.75%

Interest income	747,905	893,050	892,401	-0.07%	19.32%
Interest expense	289,761	331,220	353,834	6.83%	22.11%
Net interest income	458,144	561,830	538,567	-4.14%	17.55%
Net provisions	(50,678)	(6,147)	(37,109)	503.69%	-26.77%
Fees and income from service, net	206,119	232,001	214,169	-7.69%	3.91%
Other operating income	84,938	84,482	31,052	-63.24%	-63.44%
Operating expense	(418,911)	(555,953)	(477,117)	-14.18%	13.89%
Non-operating income, net	2,269	2,838	13,712	383.16%	504.32%
Income tax expense	(67,779)	(34,158)	(83,317)	143.92%	22.92%

Net income	214,102	284,893	199,957	-29.81%	-6.61%

1 This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendency of Finance in Colombia, collectively Colombian GAAP, and are stated in nominal terms and have not been audited. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” There have been no changes to the Bank’s principal accounting policies in the quarter ended March 31, 2007. The statements of income for the quarter ended March 31, 2007 are not necessarily indicative of the results that may be expected for the entire year or any other future interim period. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments.
Any reference to BANCOLOMBIA must be understood as referring to the Bank together with its affiliates, unless otherwise specified.

Representative Market Exchange Rate:	March 31, 2007	Ps2,190.30 = US$1	Average exchange rate March 2007 Ps2,221.93 = US$1

1Q07
1. HIGHLIGHTS:
•
Net income for the quarter ended March 31, 2007, totaled Ps 200.0 billion, representing a 29.8% decrease as compared to Ps 284.9 billion for the fourth quarter of 2006 and a 6.6% decrease as compared to Ps 214.1 billion for the first quarter of 2006.

•
As of March 31, 2007, BANCOLOMBIA’s net loans and financial leases totaled Ps 24,870 billion, representing an increase of 4.4% as compared to Ps 23,811 billion for the fourth quarter of 2006 and an increase of 35.4% on a year-to-year basis from Ps 18,365 billion as of March 31, 2006.

•
Investments in debt securities for the quarter ended March 31, 2007, totaled Ps 4,977 billion, representing a decrease of 10.0% as compared to the fourth quarter of 2006 and a decrease of 38.8% as compared to the first quarter of 2006.

•
Net interest income for the quarter ended March 31, 2007, totaled Ps 538.6 billion, representing a 4.1% decrease as compared to the fourth quarter of 2006 and a 17.5% increase as compared to the first quarter of 2006.

•	As of March 31, 2007, BANCOLOMBIA’s ratio of past due loans to total loans was 2.7%, and the ratio of allowances to past due loans was 130.4%.

KEY FINANCIAL HIGHLIGHTS	Quarter
	1Q 06	4Q 06	1Q 07

Net Income (Ps millions)	214,102	284,893	199,957
Basic and Diluted net income per ADS	0.513	0.699	0.502
Return on average total assets (1)(3)	2.78%	3.37%	2.28%
Return on average shareholders’ equity (2)(3)	25.11%	32.33%	22.06%
Weighted average of Preferred and Common Shares outstanding	727,827,005	727,827,005	727,827,005

(1)	Defined as annualized quarterly net income divided by monthly average assets.

(2)	Defined as annualized quarterly net income divided by monthly average equity.

(3)
In order to be consistent with the methodology used in our current filings with the SEC, the Bank has changed the methodology employed in previous interim periods from average assets as of three points in a quarter (the last day of each of the three months in such quarter) to a computation based on the average assets as of four points in a quarter (the last day of the previous quarter together with the last day of each of the three months in such quarter). Accordingly, the indicators presented in this report are not directly comparable to those announced in previous interim periods.

1Q07
2. CONSOLIDATED BALANCE SHEET
2.1.	Assets
BANCOLOMBIA’s total assets amounted to Ps 36,463 billion as of March 31, 2007, representing a 17.8% increase as compared to Ps 30,965 billion as of March 31, 2006 and a 5.7% increase as compared to Ps 34,489 billion as of December 31, 2006. The increase in total assets was primary due to the positive growth of the loan portfolio during the period.
2.1.1.	Loan Portfolio
Total loans and financial leases amounted to Ps 24,870 billion as of March 31, 2007, representing a 4.4% increase as compared to December 31, 2006 and 35.4% increase as compared to March 31, 2006.
Corporate loans were stable during the quarter. They amounted to Ps 12,821 billion as of March 31, 2007, representing a 0.5% increase as compared to Ps 12,758 billion as of December 31, 2006 and a 34.2% increase as compared to Ps 9,552 billion as of March 31, 2006.
Retail and small and medium-sized enterprise (“SME”) loans amounted to Ps 7,394 billion as of March 31, 2007, representing a 6.4% increase as compared to Ps 6,949 billion as of December 31, 2006 and a 43.0% increase as compared to Ps 5,171 billion as of March 31, 2006.
Financial leases amounted to Ps 3,832 billion as of March 31, 2007, representing an increase of 7.8% as compared to December 31, 2006, and an increase of 34.4% as compared to March 31, 2006.
Mortgage loans amounted to Ps 1,714 billion as of March 31, 2007. BANCOLOMBIA securitized most of the mortgage loans recently originated. The increase in mortgage loans including past securitizations was 11.0% as compared to December 31, 2006 and 41.2% as compared to March 31, 2006.

LOAN PORTFOLIO	As of			Growth
(Ps millions)	31-Mar-06	31-Dec-06	31-Mar-07	1Q 07/4Q 06	1Q 07/1Q 06

CORPORATE
Working capital loans	8,414,643	11,534,148	11,686,537	1.32%	38.88%
Loans funded by domestic development banks	433,435	321,263	348,662	8.53%	-19.56%
Trade Financing	598,818	777,417	607,841	-21.81%	1.51%
Overdrafts	74,824	74,218	124,476	67.72%	66.36%
Credit Cards	30,233	50,803	53,053	4.43%	75.48%

TOTAL CORPORATE	9,551,953	12,757,849	12,820,569	0.49%	34.22%

RETAIL AND SMEs
Working capital loans	1,663,145	2,331,999	2,442,163	4.72%	46.84%
Personal loans	1,613,637	2,281,177	2,419,199	6.05%	49.92%
Loans funded by domestic development banks	406,196	386,283	386,636	0.09%	-4.82%
Credit Cards	613,549	796,175	868,419	9.07%	41.54%
Overdrafts	141,874	119,882	175,633	46.50%	23.80%
Automobile loans	675,834	963,072	1,039,109	7.90%	53.75%
Trade Financing	57,084	70,406	62,692	-10.96%	9.82%

TOTAL RETAIL AND SMEs	5,171,319	6,948,994	7,393,851	6.40%	42.98%

MORTGAGE	1,530,291	1,385,445	1,713,518	23.68%	11.97%

FINANCIAL LEASES	2,850,547	3,553,286	3,831,727	7.84%	34.42%

Total loans and financial leases	19,104,110	24,645,574	25,759,665	4.52%	34.84%
Allowance for loan losses and financial leases	(738,700)	(834,183)	(889,807)	6.67%	20.46%

Total loans and financial leases, net	18,365,410	23,811,391	24,869,858	4.45%	35.42%

1Q07
2.1.2.	Investment Portfolio
As of March 31, 2007, BANCOLOMBIA’s net investment securities amounted to Ps 5,249 billion, representing a decrease of 7.6% as compared to December 31, 2006, and a decrease of 36.9% as compared to March 31, 2006. As of March 31, 2007, investments in debt securities represented 94.8% of the investment securities portfolio.
BANCOLOMBIA’s investments in debt securities amounted to Ps 4,977 billion (13.6% of total assets) as of March 31, 2007, decreasing 10.0% as compared December 31, 2006 when such investments amounted to Ps 5,531 billion (16.0% of total assets) and 38.8% as compared to March 31, 2006 when such investments amounted to Ps 8,132 billion (26.3% of total assets). Such decrease is a consequence of the Bank’s strategy to focus on reallocation of assets from the investment portfolio to the loan portfolio and to lower exposure to debt securities’ prices.
2.1.3.	Asset Quality
As of March 31, 2007, the Bank’s past due loans accounted for 2.7% of total loans. Loans classified as C, D and E comprised 2.7% of total loans. The slight deterioration in the asset quality as compared to December 31, 2006 is explained by the faster growth of retail and SMEs’ loans, as such segment has higher delinquency as compared to the corporate segment. In addition, the ratio of allowances to past due loans at the end of the quarter was 130.4%, while the ratio of allowances to loans classified as C, D and E at the end of the quarter was 130.5%.

LOANS AND FINANCIAL LEASES CLASSIFICATION
( Ps millions)	As of 30-Mar-06		As of 31-Dec-06		As of 30-Mar-07
¨A¨ Normal	17,880,922	93.6%	23,310,545	94.6%	24,348,087	94.5%
¨B¨ Subnormal	628,404	3.3%	708,774	2.9%	719,860	2.8%
¨C¨ Deficient	208,751	1.1%	209,386	0.8%	261,021	1.0%
¨D¨ Doubtful recovery	219,086	1.1%	242,763	1.0%	220,989	0.9%
¨E¨ Unrecoverable	166,947	0.9%	174,106	0.7%	209,708	0.8%

Total	19,104,110	100%	24,645,574	100%	25,759,665	100%

Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	3.1%		2.5%		2.7%

ASSET QUALITY	As of			Growth
( Ps millions)	31-Mar-06	31-Dec-06	31-Mar-07	1Q 07/4Q 06	1Q 07/1Q 06

Total performing past due loans (1)	298,428	234,847	316,748	34.87%	6.14%
Total non-performing past due loans	298,567	334,488	375,569	12.28%	25.79%
Total past due loans	596,995	569,335	692,318	21.60%	15.97%
Allowance for loans and accrued interest losses	748,226	845,827	902,723	6.73%	20.65%
Past due loans to total loans	3.12%	2.31%	2.69%
Non-performing loans as a percentage of total loans	1.56%	1.36%	1.46%
“C”, “D” and “E” loans as a percentage of total loans	3.11%	2.54%	2.69%
Allowances to past due loans (2)	125.33%	148.56%	130.39%
Allowance for loan and accrued interest losses as a percentage of “C”, “D” and “E” loans (2)	125.80%	135.06%	130.50%
Allowance for loan and accrued interest losses as a percentage of non-performing loans (2)	250.61%	252.87%	240.36%
Allowance for loan and accrued interest losses as a percentage of total loans	3.92%	3.43%	3.50%
Percentage of performing loans to total loans	98.44%	98.64%	98.54%

(1)
Performing past due loans are loans upon which the Bank continues to recognize income although interest has not been received for the periods indicated. Non-performing loans comprised of consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, small business loans that are past due 30 days or more and mortgage loans that are past due 60 days or more. Under Colombian Banking regulations, a loan is past due when it is at least 31 days past the actual due date.

(2)	Allowance means allowance for loan and accrued interest losses.

1Q07
2.2.	Liabilities
As of March 31, 2007, BANCOLOMBIA’s total deposits amounted to Ps 24,238 billion, representing an increase of 4.4% as compared to December 31, 2006, and an increase of 32.1% as compared to March 31, 2006. Also as of March 31, 2007, savings deposits and time deposits increased 7.1% and 10.3%, respectively as compared to December 31, 2006, whereas checking accounts decreased 7.9% as compared to the same period. As compared to March 31, 2006, saving deposits, time deposits and checking accounts increased 48.5%, 20.7% and 26.3%, respectively.
2.3.	Shareholders’ Equity
As of March 31, 2007 BANCOLOMBIA’s shareholders’ equity amounted to Ps 3,421 billion, representing a decrease of 6.2% as compared to December 31, 2006 and an increase of 6.9% as compared to March 31, 2006. The decrease in shareholders’ equity as compared to December 31, 2006 is due to the declaration at the general shareholders’ meeting held on March 1, 2007, of an aggregate dividend payment of Ps 387 billion.
Unrealized losses on available-for-sale debt securities amounted to Ps 6.9 billion as of March 31, 2007.
Also as of March 31, 2007, the Bank’s consolidated ratio of technical capital to risk-weighted assets was 11.14%, a slight increase from the 11.05% as of December 31, 2006, but a decrease from the 12.66% as of March 31, 2006. This decrease resulted from the strong growth of the loan portfolio.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (Ps millions)	31-Mar-06	31-Dec-06	31-Mar-07

Basic capital (Tier I)	2,758,088	2,986,091	3,144,457
Additional capital (Tier II)	392,604	428,221	426,799
Technical capital (1)	3,150,692	3,414,312	3,571,256
Risk weighted assets	24,891,156	30,885,195	32,055,602

CAPITAL ADEQUACY (2)	12.66%	11.05%	11.14%

(1)	Technical capital is the sum of basic capital and additional capital.

(2)	Capital Adequacy is Technical capital divided by Risk weighted assets.

1Q07
3. INCOME STATEMENT
BANCOLOMBIA’s net income amounted to Ps 199,957 million for the first quarter of 2007, as compared to Ps 284,893 million for the fourth quarter of 2006 and Ps 214,102 million for the first quarter of 2006.
3.1.	Net Interest Income
During the first quarter of 2007 interest on loans amounted to Ps 674,217 million, increasing 4.2% as compared to the last quarter of 2006 (when interest on loans amounted to Ps 647,302 million) and 29.8% as compared the first quarter of 2006 (when interest on loans amounted to Ps 519,316 million). On the other hand, interests on investment securities amounted to Ps 82,752 million during the first quarter of 2007, a decrease of 32.4% as compared to the fourth quarter of 2006 and of 38.9% as compared to the first quarter of 2006. Such decreases are explained by the decrease in the size of the investment portfolio and by the lower returns achieved by debt securities in the emerging markets.
Interest expenses amounted to Ps 353,834 million during the quarter ended March 31, 2007, increasing 6.8% as compared to the quarter ended December 31, 2006 and 22.1% as compared to the quarter ended March 31, 2006 caused by an increase in deposit funds from clients and interest rates. The increase in deposit funds from clients partially offset the decrease in the Bank’s liquidity resulting from the interest rate increases implemented by the Colombian Central Bank.
As a result, net interest income totaled Ps 538,567 million for the period ended March 31, 2007, a decrease of 4.14% as compared to the last quarter of 2006. However, as compared to the figures presented for the period ended March 31, 2006, net interest income increased 17.5%.
3.2.	Provisions
For the period ended March 31, 2007, provisions for loan and interest losses, net of recoveries amounted to Ps 74,392 million, representing an increase of 15.9% as compared to Ps 64,205 million for the first quarter of 2006. This level of provisions represents an increase of 142.9% as compared to the fourth quarter of 2006, when such provisions amounted to Ps 30,630 million. Such increase is mainly due to lower recoveries registered during the quarter ended March 31, 2007 as compared to the unusually high Ps 50,000 million in recoveries registered during the quarter ended December 31, 2006.
Additionally, recoveries of provisions for foreclosed assets and other assets amounted to Ps 29,421 million during the first quarter of 2007, increasing 21.5% as compared to the fourth quarter of 2006. This is due to the divestiture of Almacenar S.A. announced on March 6, 2007, which represented a recovery of provisions previously accrued in relation to such investment and which was offset by a registered loss in the sale of Almacenar S.A. stock. As a result, the sale of Almacenar S.A. did not have any effect on the net income of the first quarter of 2007.

1Q07
3.3.	Fees and Income from Services
Net fees and income from services amounted to Ps 214,169 million during the first quarter of 2007, decreasing 7.7% as compared to the fourth quarter of 2006 and increasing 3.9% as compared to the first quarter of 2006. Net fees and income from services figures are affected as compared to the fourth quarter of 2006 and to the first quarter of 2006 due to the disposal of Almacenar S.A. whose revenue income was included in the net fees and income from services line. After adjusting for the effect of the divestiture of Almacenar S.A., net fees and income from services decreased 1.1% as compared to the fourth quarter of 2006 and increased 14.0% as compared to the first quarter of 2006.
During the first quarter of 2007, BANCOLOMBIA’s accumulated unconsolidated credit card billing increased 27.7%, resulting in a 21.7% market share of the Colombian credit card business. In addition, the number of outstanding credit cards issued by BANCOLOMBIA increased 22.9%, resulting in a 14.7% market share.

ACCUMULATED CREDIT CARD BILLING			%	2007
(Millions of pesos as of March 31, 2007)	March-06	March-07	Growth	Market Share

Bancolombia VISA	240,256	307,976	28.19%	7.05%
Bancolombia Mastercard	363,009	432,091	19.03%	9.89%
Bancolombia American Express	139,165	208,065	49.51%	4.76%
Total Bancolombia	742,430	948,132	27.71%	21.70%

Colombian Credit Card Market	3,449,944	4,369,448	26.65%

Source:	Credibanco y Redeban multicolor

CREDIT CARD MARKET SHARE			%	2007
(Outstanding credit cards as of March 31, 2007)	March-06	March-07	Growth	Market Share

Bancolombia VISA	195,719	240,095	22.67%	5.05%
Bancolombia Mastercard	261,335	297,610	13.88%	6.26%
Bancolombia American Express	110,242	159,536	44.71%	3.36%
Total Bancolombia	567,296	697,241	22.91%	14.67%

Colombian Credit Card Market	3,618,893	4,752,440	31.32%

Source:	Credibanco y Redeban multicolor
3.4.	Operating expenses
Operating expenses amounted to Ps 470,203 million during the first quarter of 2007, representing a decrease of 12.9% as compared to the fourth quarter of 2006 when operating expenses amounted to Ps 539,563 million. However, it represented an increase of 15.1% as compared to the first quarter of 2006 when operating expenses amounted to Ps 408,585 million.
In addition, if compared to the quarterly average of 2006 after adjusting for the effect of the sale of Almacenar S.A., operating expenses during the quarter ended in March 31, 2007 grew 7.8%, due to the increased activity arising from the strong growth of the loan portfolio and deposit base experienced over the prior year.
During the first quarter of 2007, BANCOLOMBIA’s efficiency ratio as calculated by dividing operating expenses by net operating income was 60.9%. Also during the same period, BANCOLOMBIA’s efficiency ratio measured by dividing operating expenses by average total assets was 5.4%.

1Q07

PRINCIPAL RATIOS	Quarter
	1Q 06	4Q 06	1Q 07

PROFITABILITY
Net interest margin (1)(5)	6.61%	7.36%	6.76%
Return on average total assets (2)(5)	2.78%	3.37%	2.28%
Return on average shareholders ´ equity (3)(5)	25.11%	32.33%	22.06%

EFFICIENCY
Operating expenses as a percentage of interest, fees, services and other operating income	55.91%	63.30%	60.87%
Operating expenses as a pecentage of average total assets (4)(5)	5.44%	6.58%	5.43%

CAPITAL ADEQUACY
Period-end shareholders’ equity as a percentage of period-end total assets	10.33%	10.57%	9.38%
Technical capital to risk weighted assets	12.66%	11.05%	11.14%

(1)	Net Interest Income divided by monthly average interest-earning assets.

(2)	Net income divided by monthly average assets.

(3)	Net income divided by monthly average shareholders’ equity.

(4)	Operating expenses divided by monthly average assets.

(5)
In order to be consistent with the methodology used in our current filings with the SEC, the Bank has changed the methodology employed in previous interim periods from average assets as of three points in a quarter (the last day of each of the three months in such quarter) to a computation based on the average assets as of four points in a quarter (the last day of the previous quarter together with the last day of each of the three months in such quarter). Accordingly, the indicators presented in this report are not directly comparable to those announced in previous interim periods.

1Q07

CONSOLIDATED BALANCE SHEET	As of			Growth
				Last
(Ps millions)	Mar-06	Dec-06	Mar-07	Quarter	Annual

ASSETS
Cash and due from banks	1,432,090	1,548,752	1,785,031	15.26%	24.65%
Overnight funds sold	257,964	457,614	1,644,686	259.40%	537.56%
Total cash and equivalents	1,690,054	2,006,366	3,429,717	70.94%	102.94%

Debt securities	8,131,968	5,530,559	4,976,814	-10.01%	-38.80%
Trading	5,393,302	2,605,852	2,470,100	-5.21%	-54.20%
Available for Sale	1,749,010	1,810,584	1,419,690	-21.59%	-18.83%
Held to Maturity	989,656	1,114,123	1,087,024	-2.43%	9.84%
Equity securities	256,589	224,787	348,326	54.96%	35.75%
Trading	56,378	61,640	184,153	198.76%	226.64%
Available for Sale	200,211	163,147	164,173	0.63%	-18.00%
Market value allowance	(73,409)	(77,585)	(76,249)	-1.72%	3.87%
Net investment securities	8,315,148	5,677,761	5,248,891	-7.55%	-36.88%

Commercial loans	12,062,241	16,028,505	16,251,374	1.39%	34.73%
Consumer loans	2,547,051	3,587,260	3,840,002	7.05%	50.76%
Small business loans	113,980	91,078	123,044	35.10%	7.95%
Mortgage loans	1,530,291	1,385,445	1,713,518	23.68%	11.97%
Finance lease	2,850,547	3,553,286	3,831,727	7.84%	34.42%
Allowance for loan losses	(738,700)	(834,183)	(889,807)	6.67%	20.46%
Net total loans and financial leases	18,365,410	23,811,391	24,869,858	4.45%	35.42%

Accrued interest receivable on loans	199,623	266,934	269,255	0.87%	34.88%
Allowance for accrued interest losses	(9,526)	(11,644)	(12,916)	10.92%	35.59%
Net total interest accrued	190,097	255,290	256,339	0.41%	34.85%

Customers’ acceptances and derivatives	104,372	166,395	174,370	4.79%	67.07%
Net accounts receivable	395,484	562,598	574,400	2.10%	45.24%
Net premises and equipment	645,915	712,722	696,105	-2.33%	7.77%
Foreclosed assets, net	26,663	18,611	19,032	2.26%	-28.62%
Prepaid expenses and deferred charges	34,404	46,462	40,751	-12.29%	18.45%
Goodwill	45,297	40,164	33,250	-17.21%	-26.60%
Operating leases, net	157,761	167,307	211,625	26.49%	34.14%
Other	648,030	675,265	578,306	-14.36%	-10.76%
Reappraisal of assets	346,328	348,364	330,110	-5.24%	-4.68%

Total assets	30,964,963	34,488,696	36,462,754	5.72%	17.75%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	3,229,036	4,580,649	3,956,609	-13.62%	22.53%
Checking accounts	2,758,182	4,121,506	3,522,589	-14.53%	27.71%
Other	470,854	459,143	434,020	-5.47%	-7.82%

Interest bearing	15,114,402	18,635,818	20,281,182	8.83%	34.18%
Checking accounts	1,152,790	1,244,348	1,418,384	13.99%	23.04%
Time deposits	6,739,068	7,377,586	8,136,221	10.28%	20.73%
Savings deposits	7,222,544	10,013,884	10,726,577	7.12%	48.52%

Total deposits	18,343,438	23,216,467	24,237,791	4.40%	32.13%
Overnight funds	1,650,203	1,007,045	714,864	-29.01%	-56.68%
Bank acceptances outstanding	40,990	64,030	54,912	-14.24%	33.96%
Interbank borrowings	1,810,035	1,066,845	1,649,062	54.57%	-8.89%
Borrowings from domestic development banks	2,407,828	2,449,581	2,556,219	4.35%	6.16%
Accounts payable	1,021,597	988,723	1,764,544	78.47%	72.72%
Accrued interest payable	205,177	190,121	191,296	0.62%	-6.77%
Other liabilities	465,855	387,697	368,275	-5.01%	-20.95%
Bonds	1,477,542	1,302,702	1,119,807	-14.04%	-24.21%
Accrued expenses	292,622	119,984	335,695	179.78%	14.72%
Minority interest in consolidated subsidiaries	50,350	48,889	49,304	0.85%	-2.08%

Total liabilities	27,765,637	30,842,084	33,041,769	7.13%	19.00%

SHAREHOLDERS’ EQUITY
Subscribed and paid in capital	363,914	363,914	363,914	0.00%	0.00%
Retained earnings	2,215,130	2,711,927	2,503,244	-7.70%	13.01%
Appropiated	2,001,028	1,962,398	2,303,287	17.37%	15.11%
Unappropiated	214,102	749,529	199,957	-73.32%	-6.61%

Reappraisal and others	569,793	560,111	560,705	0.11%	-1.59%
Gross unrealized gain or loss on debt securities	50,489	10,660	(6,878)	-164.52%	-113.62%

Total shareholder’s equity	3,199,326	3,646,612	3,420,985	-6.19%	6.93%

1Q07

CONSOLIDATED INCOME STATEMENT	Quarter			Growth
(Ps Millions)	1Q 06	4Q 06	1Q 07	1Q 07/4Q 06	1Q 07/1Q 06

Interest income and expenses
Interest on loans	519,316	647,302	674,217	4.16%	29.83%
Interest on investment securities	135,379	122,448	82,752	-32.42%	-38.87%
Overnight funds	9,015	12,784	14,993	17.28%	66.31%
Leasing	84,195	110,516	120,439	8.98%	43.05%
Total interest income	747,905	893,050	892,401	-0.07%	19.32%

Interest expense Checking accounts	7,098	8,641	8,509	-1.53%	19.88%
Time deposits	106,016	123,335	130,722	5.99%	23.30%
Savings deposits	55,277	80,106	92,832	15.89%	67.94%
Total interest on deposits	168,391	212,082	232,063	9.42%	37.81%

Interbank borrowings	28,085	15,239	15,881	4.21%	-43.45%
Borrowings from domestic development banks	40,857	50,660	53,697	5.99%	31.43%
Overnight funds	20,835	25,910	28,687	10.72%	37.69%
Bonds	31,593	27,329	23,506	-13.99%	-25.60%
Total interest expense	289,761	331,220	353,834	6.83%	22.11%

Net interest income	458,144	561,830	538,567	-4.14%	17.55%
Provision for loan and accrued interest losses, net	(64,205)	(30,630)	(74,392)	142.87%	15.87%
Recovery of charged-off loans	16,747	20,512	15,375	-25.04%	-8.19%
Provision for foreclosed assets and other assets	(12,636)	(20,251)	(7,513)	-62.90%	-40.54%
Recovery of provisions for foreclosed assets and other assets	9,416	24,222	29,421	21.46%	212.46%

Total net provisions	(50,678)	(6,147)	(37,109)	503.69%	-26.77%
Net interest income after provision for loans and accrued interest losses	407,466	555,683	501,458	-9.76%	23.07%

Commissions from banking services and other services	27,963	48,708	46,141	-5.27%	65.01%
Electronic services and ATM fees	20,725	20,210	17,489	-13.46%	-15.61%
Branch network services	12,833	22,107	24,087	8.96%	87.70%
Collections and payments fees	15,164	23,142	24,927	7.71%	64.38%
Credit card merchant fees	2,235	2,156	6,119	183.81%	173.78%
Credit and debit card annual fees	59,248	58,714	56,547	-3.69%	-4.56%
Checking fees	14,696	15,725	16,252	3.35%	10.59%
Warehouse services (2)	17,981	19,763	—	*	*
Fiduciary activities	15,595	18,415	15,859	-13.88%	1.69%
Brokerage fees	23,383	15,460	13,814	-10.65%	-40.92%
Check remittance	2,852	2,703	2,698	-0.18%	-5.40%
International operations	6,836	9,233	9,878	6.99%	44.50%
Fees and other service income	219,511	256,336	233,811	-8.79%	6.51%

Fees and other service expenses	(13,392)	(24,335)	(19,642)	-19.28%	46.67%
Total fees and income from services, net	206,119	232,001	214,169	-7.69%	3.91%

Other operating income
Net foreign exchange gains	11,269	(46,406)	(15,884)	-65.77%	-240.95%
Forward contracts in foreign currency	4,337	75,801	26,846	-64.58%	519.00%
Gains on sales of investments on equity securities	34,121	26,749	(15,185)	-156.77%	-144.50%
Gains on sale of mortgage loan	—	14,371	—	*	*
Dividend income	19,620	(115)	14,703	12885.22%	-25.06%
Revenues from commercial subsidiaries	13,245	9,100	16,209	78.12%	22.38%
Communication, postage, rent and others	2,346	4,982	4,363	-12.42%	85.98%
Total other operating income	84,938	84,482	31,052	-63.24%	-63.44%

Total income	698,523	872,166	746,679	-14.39%	6.89%
Operating expenses
Salaries and employee benefits	163,778	184,966	180,661	-2.33%	10.31%
Bonus plan payments	8,227	18,601	11,865	-36.21%	44.22%
Compensation	716	3,153	6,025	91.09%	741.48%
Administrative and other expenses	198,526	262,433	236,135	-10.02%	18.94%
Deposit security, net	15,682	18,395	12,247	-33.42%	-21.90%
Donation expenses	58	22,347	435	-98.05%	650.00%
Depreciation	21,598	29,668	22,835	-23.03%	5.73%
Total operating expenses	408,585	539,563	470,203	-12.85%	15.08%

Net operating income	289,938	332,603	276,476	-16.88%	-4.64%
Merger expenses	4,664	9,476	—	*	*
Goodwill amortization (1)	5,662	6,914	6,914	0.00%	22.11%
Non-operating income (expense)
Other income	20,461	36,469	33,607	-7.85%	64.25%
Minority interest	(2,761)	(612)	(2,407)	293.30%	-12.82%
Other expense	(15,431)	(33,019)	(17,488)	-47.04%	13.33%
Total non-operating income	2,269	2,838	13,712	383.16%	504.32%
Income before income taxes	281,881	319,051	283,274	-11.21%	0.49%
Income tax expense	(67,779)	(34,158)	(83,317)	143.92%	22.92%

Net income	214,102	284,893	199,957	-29.81%	-6.61%

(1)	Includes Banco de Colombia and Comercia S.A.

(2)	Bancolombia sold its participation in Almacenar on February 2007.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 7, 2007	By /s/ JAIME ALBERTO VELÁSQUEZ B.
	Name:	Jaime Alberto Velásquez B.
	Title:	Vice President of Finance